From the Desk of

Larry Pino, Esquire

April 20, 2021

Via Edgar and E-mail

Mr. James Lopez

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC

20549

Re:	Tuscan Gardens Senior Living Communities, Inc.

Post Qualification Offering Circular Amendment No. 3

Filed March 26, 2021

File No. 024-10945

Dear Mr. Lopez,

This letter is submitted on behalf of our client Tuscan Gardens Senior Living Communities, Inc. (the “Company”), regarding the Company’s public submission of Post Qualification Offering Circular Amendment No. 3, filed March 26, 2021 (the “Offering Circular Amendment No. 3”).

The following are the Company’s clarifications to the Offering Statement in response to your letter comments dated March 25, 2021 (the “Commission’s Comments”) and recent conversations with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), referencing where appropriate, the revisions made in its Post Qualification Offering Circular Amendment No. 4, dated March 1, 2021 (the “Offering Circular Amendment No. 4”) which was publicly filed on or about the date of this letter. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Modifications to the Offering Circular based on the Commission’s Comments and discussions with the Staff

The following modifications have been included in the Offering Circular Amendment No. 4 for the purpose of updating and revising certain information based on the Commission’s Comments in based on its review of the Offering Circular and subsequent discussions with the Staff:

Cover Page

1.	We note your response to comment 2 and the statement that the sale of 9,991 shares was a "non-arm’s length" transaction. It is unclear why you state on the cover page that funds from this offering will be made available to you immediately since you previously raised more than the $2 million minimum "excluding sales to company affiliates." Please revise to clarify.

The Offering has been modified to reflect the elimination of a Minimum Offering Amount and escrow terms.

Additionally, the Offering is now an Issuer Offering. As a result all references to MBD’s, commissions, and escrows have been eliminated to conform the Offering’s provision for the immediate release of funds to the Company upon its acceptance of Investor subscription agreements.

Summary, page 8

2.	Please revise to clarify the activities to be undertaken by Sutter Securities Clearing, LLC in connection with properties, including the "additional $7,500 per additional Company Property in excess of two diligences." Please revise Sales Commissions in Item 4 of Part I, which currently states "TBD.”

The Offering has been revised as an Issuer Offering and elimination of Sutter Securities Clearing, LLC’s role as MBD in connection with the Offering.

Consequently, Sales Commissions, references to a Master Broker Dealer (“MBD”), and participating brokers, including Delta Securities and its principal, Mr. Sean Casterline, have been eliminated. Item 4 of Part I has been updated accordingly.

Risk Factors, page 17

3.	We note your response to comment 1 and the statement that you were unaware of the need to file a fully updated offering statement. Please revise risk factors to address the potential violation of Section 5 of the Securities Act due to the failure to file the updated offering statement.

The Company has corrected the disclosure of this transaction to appropriately reflect it as a private offering under Section 4(a)(2) of the Securities Act, which provides that the registration requirements of Section 5 do not apply to “transactions by an issuer not involving any public offering”.

As a result, Risk Factors have not been expanded to reflect any potential violation of Section 5 of the Securities Act due to the exempt nature of the transaction under Section 4(a)(2) of the Securities Act.

Additionally, disclosures have been amended throughout the Offering to reflect an Offering Amount of $75,000,000 and exclusion from the Offering of the Company’s issuance of 9,991 Preferred Shares in reliance upon the private placement exemption from registration under Section 4(a)(2) of the Securities Act.

Exhibits

4.	We note your response to comment 3. Please revise the legality opinion to identify and quantify the number of preferred securities being offered and reconcile with the offering statement. In this regard, we note the offering is for $75,000,000; however the opinion references the authority to issue "60,009 Preferred Shares under the Offering."

The legality opinion has been modified to correctly reflect the authority to issue "75,000 Preferred Shares under the Offering."

Additional Modifications to the Offering Statement Disclosures

The Offering has been amended, as appropriate throughout, to reflect an Issuer Offering and elimimination of its use of a Master Broker Dealer. As such, no commissions will be paid for the sale of the Units offered by the Company.

Trusting the foregoing are satisfactory, we look forward to confirmation that the Commission has no further comment and that we have addressed all open matters to the Commission’s satisfaction.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 206-6511.

Sincerely,

/s/Larry Pino, Esq., for the firm

PINO NICHOLSON PLLC